Execution Copy

OPTION AGREEMENT

By and Between

ÇOLAKOĞLU TİCARİ YATIRIM A.Ş.

and

EBX MADENCİLİK A.Ş.

and

EURASIAN MINERALS COÖPERATIEF U.A.

and

DHARANA B.V.

and

GUARANTORS

Relating to the SISORTA PROJECT

Dated March ___, 2012

THIS OPTION AGREEMENT (the “Agreement”) is executed on March ___, 2012 (the “Signing Date”)

BY AND BETWEEN:

(1)

ÇOLAKOĞLU T0CAR0 YATIRIM A.S., a joint stock company duly organised and validly existing under the laws of Turkey, registered at the Istanbul Trade Registry with registry number 672887 and with its registered address at Rüzgarl1bahçe Mah., Kavak Sok. No:16/5, Beykoz, Istanbul, Turkey (the “Purchaser”);

(2)

EBX MADENC0L0K A.S., a joint stock company duly organised and validly existing under the laws of Turkey, registered at the Ankara Trade Registry with registry number 200485 and with its registered address at Öveçler Mah. 1332 Sokak No. 6/9 Çankaya, Ankara, Turkey (the “Company”);

(3)	EURASIAN MINERALS COÖPERATIEF U.A., a company duly organised and validly existing under the laws of the Netherlands, with its registered address at Herengracht 483, Amsterdam, Netherlands (“EBX”);

(4)

DHARANA B.V., a company duly organised and validly existing under the laws of the Netherlands, with its registered address at Alexanderstraat 23, 's-Gravenhage, Netherlands (“Chesser” and together with EBX, the “Sellers”);

(5)	CHESSER RESOURCES LIMITED, a company organised and validly existing under the laws of Australia (the “Guarantor 1”); and

(6)	EURASIAN MINERALS INC., a company organised and validly existing under the laws of Canada (the “Guarantor 2” and together with Guarantor 1, the “Guarantors”).

The Purchaser, the Sellers, the Company and the Guarantors shall hereinafter be referred to individually as the “Party” or collectively as the “Parties”.

WHEREAS:

(A)

EBX owns 4,074,194 shares and Chesser owns 4,240,466 shares and the Sellers (together with the Other Company Shareholders, each of whom owns 25 shares) own in aggregate the entire issued share capital of the Company, being 8,314,735 fully paid shares of 1 TL each with an aggregate nominal value of 8,314,735 TL (the “Option Shares”).

(B)	The Company is the sole registered holder of the Turkish Mineral Operating Licence, Registry Number 68946 at General Directorate of Mining, located at Sivas Koyulhisar Turkey (the “Tenement”).

(C)

The Sellers wish to grant, and the Purchaser is willing to accept, the sole and exclusive (i) right to conduct exploration of the Tenement for minerals and (ii) option to purchase all the Option Shares, subject to the terms and the conditions set forth in this Agreement.

NOW, THEREFORE: in consideration of the mutual covenants herein contained, the Parties hereby agree as follows:

SECTION I
DEFINITIONS

1.1 Definitions

In this Agreement, the following capitalised terms shall have the meanings assigned to them in this Section:

“Acquired Interest” has the meaning set out in Section 12.1.

“Affiliate” means, in respect of a Person, (i) other than an individual, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (ii) in relation to any Person that is an individual, any spouses or direct descendants and spouses of such direct descendants of such Person. Any reference to Affiliate in relation to the Company (whilst owned by the Seller) shall, for the avoidance of doubt refer to the Sellers and their respective Affiliates.

“Agreement” means this document including any schedules thereto.

“AOI Period” has the meaning set out in Section 12.1.

“Area of Interest” means the lands located within a 2 kilometre radius of the nearest boundary of the Tenement.

“Asia Minor Mining” means Küçükasya Madencilik A.S., a joint stock company duly organised and validly existing under the laws of Turkey, registered at the Ankara Trade Registry with registry number 745298 and with its registered address at Mutlukent Mah. 1943 Cad. No. 30/B Ümitköy Ankara, Turkey.

“Assets” means the Tenement, together with all surface rights, mineral rights, mineral claims, mining leases, real or personal property, easements, rights of way and other mineral or property interests acquired by the Company prior to the Signing Date in relation to the Tenement, the Licenses, and any maps, drill core, samples, assays, geological and other technical reports, studies, designs, plans and financial or other records related to the Tenement in the possession or under the control of the Company as of the date hereof, together with exploration tools, supplies and warehouses acquired or leased by the Company.

“Audited Balance Sheet” has the meaning given to it in Section 9.4(c) .

“Business Day” means any day other than a Saturday, Sunday or day on which banks in Turkey are generally not open for business.

“Company Financial Statements” has the meaning given to it in Section 9.4(c) .

“Direct Costs” means all direct charges, costs or expenditures (other than the indirect charge for general administrative services and overhead expenses referred to in the definition of Expenditures) and all capital charges, expenditures or costs incurred on or in connection with Mining Operations, and shall, without limiting the generality of the foregoing, include the cost of all work actually carried out in connection with Mining Operations hereunder. In addition, Direct Costs shall include the costs of all of the Operator’s personnel who may, from time to time, provide services with respect to the Tenement. Such costs shall be charged out on the basis of the time actually spent by such personnel on Mining Operations.

“Encumbrance” means any mortgage, charge, pledge, hypothecation, assignment, lien (statutory or otherwise), charge, option, right of first refusal, right of pre-emption, title retention agreement or arrangement, royalty endorsement, restrictive covenant or other encumbrance or security interest of any kind or another type of agreement or arrangement having similar effect, except for restrictions (with respect to the Tenement) imposed by the terms of the Tenement, the provisions of the Mining Law, the provisions of the Licenses, and obligations of the Company to Governmental Bodies applicable to the Tenement and the Licenses (including royalties, taxes and other payments to Governmental Bodies).

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations or proceedings relating in any way to any Environmental Law or any permit issued under any such Environmental Law, including, without limitation:

(i)

any and all claims by a Governmental Body or regulatory authorities for enforcement, clean- up, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law; and

(ii)

any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from hazardous materials, including any release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment;

“Environmental Law” means all requirements of environmental, health or safety Laws including, but not limited to those relating to:

(i)	pollution or protection of the air, surface water, ground water or land,

(ii)	solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation,

(iii)	exposure to hazardous or toxic substances, or

(iv)	the closure, decommissioning, dismantling or abandonment of any facilities, mines or workings and the reclamation or restoration of any lands.

“Expenditures” means all costs and expenses of whatever kind or nature spent or incurred by or on behalf of the Purchaser from the Signing Date in the conduct of Exploration on or in relation to the Tenement including:

(i)

in holding the Tenement in good standing with all applicable Governmental Bodies (including land maintenance costs and any monies expended as required to comply with applicable laws and regulations, such as for the completion and submission of required work and filings required in connection therewith), in curing any defects to rights and interests in the Tenement and in acquiring and maintaining surface and other ancillary rights;

(ii)	in preparing for, applying for and acquiring environmental, mining and any other Licences or consents necessary or desirable in connection with Exploration;

(iii)

in doing geophysical and geological surveys, drilling, assaying and metallurgical testing, including costs of assays, metallurgical testing and other tests and analyses to determine the quantity and quality of Minerals, water and other materials or substances;

(iv)	in the preparation of and conducting engineering work as required for work programs or any other reasonable evaluation of the Tenement;

(v)	for environmental remediation and rehabilitation;

(vi)	in procuring the use of facilities, equipment or machinery and for all parts, supplies and consumables;

(vii)

for salaries and wages, including actual labour overhead expenses for employees assigned to exploration and development activities (such costs shall be apportioned on the basis of the time actually spent by such personnel on Mining Operations compared to work unrelated to the Tenement);

(viii)

other expenses, bonuses and benefits (whether or not required by law) of all persons engaged in work with respect to and for the benefit of the Tenement (such costs shall be apportioned on the basis of the time actually spent by such personnel on Mining Operations compared to work unrelated to the Tenement);

(ix)	payments to contractors or consultants for work done, services rendered or materials supplied;

(x)

all Taxes levied (including fees and royalties payable to Governmental Bodies) against or in respect of the Tenement, or activities thereon, and the cost of insurance premiums and performance bonds or other security;

(xi)

all Direct Costs, to the extent not covered in (i) through (x) above, but shall not include any costs incurred in the acquisition of additional exploration licences, mining licences or other mineral rights other than as required in respect of maintaining the Licences.

“Exploration” means activities aimed at the discovery, location and delineation of Minerals, development activities in relation to the Tenement and all activities necessary, expedient, conducive or incidental thereto.

“Exploration Period” means the period as of the Signing Date to the end of the Option Period.

“General Directorate of Mining” means the General Directorate of Mining Affairs of the Ministry of Energy and Natural Resources of the Republic of Turkey

“Governmental Body” means any government, or political subdivision thereof, or any regulatory authority, agency, commission or board of any government or governmental department, or any court or arbitration body.

“Independent Director” has the meaning given to it in Section 6.1.1.

“Laws” means all laws, including all statutes, codes, ordinances, decrees, rules, regulations, communiqués and administrative decisions of any Governmental Body, applicable to the relevant Party (including without limitation the Mining Law and any binding regulation of the Governmental Directorate on Mining or any successor authority).

“Licences” means (i) the licences and permits described in Article 7 of the Mining Law and (ii) the forestry permit, in each case only if acquired by the Company prior to the Signing Date, as listed in Schedule 2.

“Losses” means any actual cost, expense or liability, including but not limited to penalties, fines, damages, legal and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that are imposed upon or otherwise incurred or suffered by the relevant Party.

“Minerals” means all ores, and concentrates or metals which may lawfully be explored for, mined and sold from the Tenement pursuant to the Mining Law (i.e., Group IV Minerals, including without limitation gold).

“Mining Law” means the Mining Law No. 3213 published in the Official Gazette No. 18785 and dated June 15, 1985 (as amended from time to time) and Mining Activities Implementation Regulation published in the Official Gazette No. 27751 and dated November 6, 2010 (as amended from time to time).

“Mining Operations” means every kind of work done on or in respect of the Tenement by the Operator and includes, without limitation, carrying out, or causing to be carried out, line cutting, geophysical, geochemical and geological surveys, research, report preparation, studies, mapping, assaying, surveying, trenching, shaft-sinking, raising, crosscutting and drifting the Tenement, searching for, digging, trucking, sampling, working and procuring ores, whether by open-pit or underground mining, keeping the Tenement in good standing, obtaining mineral properties or exploration, development, mining or other licenses, permits or mining claims and maintaining same in good standing, and in doing all other exploration, development, pre-production, mining or reclamation work; and all other works necessary, expedient, conducive or incidental thereto.

“NSR” means a net smelter returns royalty on the terms detailed in Schedule 3.

“Operator” means the Purchaser in its capacity as the operator conducting Mining Operations under this Agreement.

“Option Completion” means the completion of the acquisition of the Option Shares.

“Option” has the meaning set out in Section 2.1.

“Option Period” means the period referred to in Section 2.2 during which the Option continues to subsist;

“Option Price” means the price for the grant and completion of the Option set out in this Agreement.

“Option Shares” means the entire issued share capital of the Company as referred to in Recital (A).

“Other Company Shareholders” means Richard Karel Valenta, Cem Yuceer and Mesut Soylu.

“Party” means a party to this Agreement and “Parties” means all of them.

“Person” means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, governmental agency or board or commission or authority and any other form of entity or organization.

“Related Parties” means any directors or shareholders of the Company or any of the Sellers and their respective Affiliates, their spouses and children and any relatives of the foregoing up to the second degree.

“Signature Authorities” has the meaning given to it in Section 6.1.1.

“Signing Date” has the meaning given on the date first written above on page 2 hereof.

“Social Charges” means the payments required to be made to the Social Security Institution Directorate with respect to employees of the Company.

“Taxes” means all forms of taxation imposed by any tax authorities (whether national or local and within or outside the Republic of Turkey) including, without limiting the generality of the foregoing, any corporation tax, capital gains tax, income tax, transfer tax, value added tax, withholding tax, excise tax, registration charges, stamp duty, tax on civil transactions, royalties imposed by a Governmental Body over mining rights, property tax, customs duties and tariffs, all forms of taxes or other charges on or with respect to income, property, sales or use, or in the nature of excises, and all other similar public assessments, charges or levies of any kind whatsoever; together with any interests, penalties, additions to tax and additional amounts imposed with respect thereto (including with respect to any failure to file any return or report required for the purposes of any of them).

“Tenement” has the meaning given to it in Recital (B)as described more fully in Schedule 2.

“Termination” means the termination of the Option pursuant to Section 3.6 or 3.7.

“Transfer” for the purposes of Article 6 has the meaning set out in Section 6.1.

“USD” or “$” means the valid currency of the United States of America.

1.2	Interpretation

In this Agreement:

(a)	All references to sections, Articles, paragraphs, schedules are to sections, Articles, paragraphs, schedules in or to this Agreement unless otherwise specified;

(b)

“control” over a Person means (i) owning, directly or indirectly, more than fifty per cent (50%) of the shares of such person or (ii) having contractual or voting rights entitling their holder to elect a majority of members of the board of directors or decision making body of such Person or take major decisions with respect to such Person;

(c)	the words “hereof”, “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d)	headings to sections, Articles, schedules are for convenience only and are to be ignored in construing this Agreement;

(e)	the singular includes the plural and vice versa;

(f)

references to any statute or statutory provision are to be construed as references to the same as it may have been, or may from time to time be, amended, modified or re-enacted. References to any statute or statutory provision include references to all statutory instruments, orders and regulations for the time being made there under or deriving validity there from;

(g)	days shall refer to calendar days unless Business Days are specified; references to weeks, months or years shall be to calendar weeks, months or years respectively; and

(h)	the words “include”, “includes”, and “including” shall be construed as being by way of illustration or emphasis only and are not be construed so as to limit the generality of any words preceding them.

SECTION II
OPTION TERMS

2.1	Grant of option

In consideration of the Purchaser’s delivery of the amount in Section 6.1.2(a), the Sellers hereby grant to the Purchaser the sole, exclusive and irrevocable right and option to acquire in accordance with the terms of Sections 2.2 and 2.3 the Option Shares, free and clear of all Encumbrances (the “Option”), and the Sellers undertake to sell and transfer such Option Shares to the Purchaser upon its exercise of such Option in accordance with the terms of Sections 2.2 and 2.3.

The Sellers acknowledge that damages may not be an adequate remedy in the event that the Option Shares are not transferred to the Purchaser in accordance with this Agreement and that the Purchaser may also be entitled to specific performance and/or other equitable remedies in the event of an anticipatory breach or actual breach of this Agreement.

2.2	Exercise of Options

The Purchaser may exercise the Option at any time between 1 April 2013 and 31 May 2013 (the “Option Period”) by performing all of the following obligations:

(a)	incurring at any time during the Exploration Period not less than $500,000 of Expenditures (the “Minimum Option Expenditure”); and

(b)

provided the Purchaser has incurred the Minimum Option Expenditure, and/or paid the equivalent cash to the Sellers as provided for in Section 2.4, then the Purchaser must at the same time as or prior to delivery of the Option Notice under Section 2.3 deliver to the Sellers a statement certified by a duly authorised officer of the Purchaser detailing and evidencing the incurring of the Expenditures (the “Expenditure Statement”).

2.3	Option Notice

Upon completion of its obligations under Section 2.2, the Purchaser may exercise the Option by delivery of a notice in writing to the Sellers (the “Option Notice”). Upon delivery of such Option Notice to the Sellers, a binding and enforceable contract of sale for the transfer and delivery of the Option Shares shall have been formed.

2.4	Cash in lieu of Expenditure

The Purchaser may elect at any time to pay to the Sellers the dollar amount equal to any shortfall in the Minimum Option Expenditure required to have been expended prior to the end of the Option Period in lieu of incurring such Expenditures, and the requirement to meet the Minimum Option Expenditure amount shall be deemed to have been satisfied thereby. Notwithstanding such ability to make a cash payment in lieu of such Expenditures, Purchaser shall during the Exploration Period fund Expenditures and conduct Mining Operations sufficient to satisfy all work and other obligations to maintain the Tenement in good standing as required to comply with the Mining Law.

2.5	Expenditure Statement and Audit

The Expenditure Statement shall constitute conclusive evidence of the making of such Expenditures unless within 60 days of receipt of the Expenditure Statement the Sellers deliver an objection to the statement. If such an objection is duly delivered, then the Sellers and Purchaser shall agree within 10 days of Sellers’ objection to the appointment of independent auditors, not being existing auditors of either of the Sellers or Purchaser (or if the Sellers and Purchaser can not agree within such period, one of the Big Four international accountancy firms with an office or licensee in Turkey, such firm not being existing auditors of either Sellers or Purchaser) to audit within 30 days of such appointment the Expenditures provided for in the Expenditure Statement subject to the objection. If such auditor declines the appointment, the parties agree to submit the matter to administered expertise proceedings in accordance with the Rules for Expertise of the International Chamber of Commerce. At the conclusion of such audit or proceedings:

(a)

if the auditors determine that the Expenditures actually incurred are either (i) in any event more than the Minimum Option Expenditure amount or (ii) exceed by more than three percent the Expenditures in the Expenditure Statement, then the costs of the audit will be borne by the Sellers;

(b)

if the auditors determine that the Expenditures actually incurred are less than the Minimum Option Expenditure and are less than the Expenditures in the Expenditure Statement by over three percent, then the costs of the audit will be borne by the Purchaser and only the Expenditures so determined to have been actually made will constitute Expenditures for the purposes of Section 2.2; and

(c)

if any such auditors’ determination results in Expenditure actually incurred being less than the Minimum Option Expenditure, then the Purchaser may pay to the Sellers within 10 days after such determination the amount equal to the shortfall in the Minimum Option Expenditure, and such payment will be deemed to be a payment of cash in lieu of Expenditures (as permitted under Section 2.4) made in advance of the end of the Option Period. The auditors’ determination of Expenditures will be final and determinative and will not be subject to arbitration or dispute hereunder.

2.6	Non-exercise of Option

(a)

Save in the event of either (i) a material breach by Sellers or the Company that is not cured as provided in Section VIII or (ii) following due exercise of the Option under Section 2.3, Option Completion not occurring due to a breach by the Sellers or the Company of its obligations under Section VI, if the Purchaser does not exercise the Option the Purchaser shall not:

	(i)	have any right to the return of the amount paid on the Signing Date referred to in Section 6.1.2; or

	(ii)	be entitled to any refund of any Expenditure incurred on Exploration.

(b)

The exercise of the Option, giving of notices and the incurring of any Expenditures are within the sole and absolute discretion of the Purchaser and the Purchaser may elect at any time, on or before the Option exercise deadline, with immediate effect to terminate the Option by delivering written notice to that effect to the Sellers. In the event of any such termination, the consequences described in Section 8.2 shall apply.

SECTION III
PURCHASER RIGHTS AND OBLIGATIONS

3.1	Purchaser rights to Tenement

(a)

The Company grants to the Purchaser the sole, unfettered and exclusive right to access and carry out Exploration on the Tenement at the Purchaser’s sole cost during the Exploration Period as provided in this Agreement. Accordingly, the Purchaser shall have exclusive possession of the Tenement and the Purchaser shall act as Operator with power and authority to carry out such Mining Operations as the Purchaser in its sole discretion may determine, subject to the continuing rights of the Company to take any action required to maintain the good standing of the Tenement and the Assets, and the Company’s and Sellers’ rights to information and access granted under Article 3.3 of this Agreement.

(b)

The Company permits and shall take all steps requested by the Purchaser to assist the Purchaser to make any filings, endorsements and applications to the General Directorate of Mining to protect its rights and interests pursuant to this Agreement.

(c)

The Purchaser has the sole right to determine the nature and content of the exploration programme and budget (subject to prior consultation with (but not requiring approval by) Sellers prior to adoption of such programme and budget or where there is a material change to such programme and/or budget) during the Exploration Period in respect of the Tenement and may commence Exploration at any time after the Signing Date.

3.2	Purchaser obligations

During the Exploration Period, the Purchaser shall, at its own cost:

(a)	use its own personnel, consultants or sub-contractors to conduct the Exploration in a manner compliant with the principles in Schedule 1;

(b)	do all such acts and things as may be reasonably required for the Company to maintain the Tenement in good standing;

(c)

ensure that the work commitments applicable to maintain the Tenement in good standing pursuant to the Mining Law or other applicable Laws are satisfied or that an exemption from such commitment is obtained;

(d)

ensure that the Tenement is renewed or replaced by the Company on its expiry by other rights and benefits in the name of the Company that are no less extensive than the rights and benefits available under the expired Tenement;

(e)

pay to the Company all fees, Taxes, rates and other outgoings associated with the maintenance of the Tenement that become due and payable during the Exploration Period as are necessary to maintain the Tenement in good standing;

(f)

prepare, or procure the preparation of, and deliver to the Company all reports on the Tenement which are required to be submitted to a Governmental Body under the Mining Law or other applicable laws to the extent that such reports relate to Exploration conducted by the Purchaser;

(g)	coordinate with and support Sellers and the Company in the performance of their obligations under Section 4.1; and

(h)	obtain and maintain or cause any contractor engaged by it hereunder to obtain and maintain, during any period in which active work is carried out hereunder, the following insurance:

(i)

employer's liability insurance covering the employees engaged in the operations hereunder with individual and aggregate coverage not less than that maintained by Asia Minor Mining with respect to their mining operations on other tenements; and

(ii)

third party liability insurance in such form as may be customarily carried by a prudent operator for similar operations with a bodily injury, death and property damage limit not less than that maintained by Asia Minor Mining with respect to their mining operations on other tenements.

3.3	Purchaser information and access obligations

During the Exploration Period, the Purchaser shall:

(a)

provide to the Company on a quarterly basis: (i) a summary analysis of and results obtained in connection with the Exploration; and (ii) a spread-sheet detailing the Expenditures incurred in connection with the development of the Tenement;

(b)

permit the Sellers (i) to inspect and copy at the Purchaser’s premises (in addition to receiving copies of Exploration results), no more than four times during the Exploration Period upon reasonable prior notice, copies of all geological, geophysical and geochemical information, maps, diagrams and reports in the possession or control of the Purchaser resulting from the Exploration (excluding financial, valuation and forecasting data); and (ii) access during the Exploration Period to the Tenement at its own risk and expense provided that such access is on weekdays during working hours on reasonable prior notice, not more than once per month, and does not unduly interfere with or disrupt the activities of the Purchaser on the Tenement; and

(c)

provide the Sellers information on any events that the Purchaser reasonably considers to be material relating to the Tenement and, without limiting the foregoing, during periods of active field work, provide timely current reports and information on any material factual results obtained, at least monthly, accompanied by digital copies of all relevant data, reports and other information concerning such results.

SECTION IV
SELLERS OBLIGATIONS AND COVENANTS

4.1	Company procurement obligations

During the Exploration Period, the Sellers shall procure that the Company shall:

(a)

file and prosecute as directed by the Operator all necessary applications (including by way of obtaining renewals or extensions) and take all actions directed by Operator (i) to ensure the good standing of the Tenement, (ii) to maintain in full force and effect all Licences and (iii) in connection with bringing to development and production the Tenement and any other licences, permits (including work place permits) and authorisations necessary or desirable in connection with the Company, its business, Tenement or Assets;

(b)

provide promptly all information obtained, results produced, samples, core and data collected and maps, sections and reports, if any, prepared by or on behalf of the Company or the Sellers in connection with any Exploration done on or with respect to the Tenement and, in connection with the applications referred to in (a) above, to provide promptly upon request any other information it has that is required by the Purchaser in connection therewith;

(c)

take all such actions required by the Operator to defend, compromise or pursue any claims, investigations or proceedings brought against it (including Environmental Claims) or take such other action required to comply with Mining or Environmental Law;

(d)

file required evidence of compliance by the Operator with the minimum work commitment requirements applicable to the Tenement pursuant to the Mining Law provided that the Purchaser complies with its like obligation in relation hereto;

(e)

promptly notify the Operator of receipt of bills for fees, Taxes and other payments associated with the maintenance of the Tenement, and pay the same subject to receipt from Purchaser of the funds required to make such payments;

(f)

provide the Independent Director (appointed pursuant to Section 6.1.1) the same rights as all other directors of the Company, including the right to attend and participate in Board meetings of the Company, as well as receive all papers and documentation given to other Board directors at the same time as received by the other Board directors, and that no Board meeting can be held without the attendance of the Independent Director;

(g)	coordinate with and support the Purchaser in the performance of its obligations under Section 3.2; and

(h)	lodge all reports on the Tenement to the relevant Governmental Body to the extent such reports are provided to it by the Operator.

All reasonable costs of compliance by the Company with the above items shall be at the Purchaser’s cost and such costs of the Purchaser shall, for the avoidance of doubt, count towards the calculation of Expenditures. This is save where the above actions have been required to be taken by the Company as a result of a breach by the Sellers or Company of this Agreement (including the warranties and representations) in which case this shall be at the Sellers’ cost.

4.2

During the Exploration Period, if the Independent Director leaves or vacates the office of director of the Company, the Purchaser shall be entitled to appoint a replacement director as Independent Director and the Sellers shall procure that the Company shall accept such appointment.

4.3	Company interim covenants

The Sellers shall procure that the Company operates in the ordinary course of business and shall not, and shall procure that the Company does not, during the Exploration Period (whether in one or a series of related transactions) without the unanimous consent of the Board of Directors of the Company (including the Independent Director):

Obligations relating to Tenement

(a)

permit access to the Tenement by any Person other than the Purchaser and its personnel, consultants or representatives unless obliged to do so under applicable Law or the express terms of this Agreement;

(b)

create any Encumbrance over or in respect of the Tenement (including Minerals) or other Assets or sell, assign, pledge or otherwise deal with or dispose of the whole or any part of its interest in the Tenement (including Minerals) or other Assets;

(c)	take any action which may result in the surrender or forfeiture of the Tenement or otherwise do anything or omit to do anything which may affect the good standing of the Tenement;

Corporate obligations

(a)

create, grant or issue any Encumbrance in respect of any or all of the Option Shares or otherwise sell, assign, pledge or otherwise deal with or dispose of the whole or any part of an interest in the Option Shares;

(b)	make any material change to, or discontinue or cease to operate, the whole or a material part of the business of the Company, or effect a merger, spin-off, demerger or other corporate restructuring;

(c)	remove the Independent Director or limit or diminish the powers of the Independent Director in a manner not applicable to other Board directors of the Company;

(d)	alter or amend the Signature Authorities or constitutional documents of the Company;

(e)	declare, authorise, make or pay any distribution, dividend or return of capital;

(f)

increase or decrease the share capital of the Company or allot or issue (whether by way of option over shares or the issue of any rights convertible into shares or otherwise) any additional shares or securities;

(g)	enter into, amend or vary any Affiliate or Related Party party contract, arrangement or commitment;

(h)	purchase, pledge or dispose of any assets with a total value in excess of USD 3,000;

(i)	incur indebtedness or any liability (actual or contingent, in the form of a guarantee, surety, indemnification or otherwise) or make expenditures in excess of in total USD 3,000;

(j)	enter into, amend, vary, terminate or fail to renew any contract, arrangement or commitment relating to or affecting its business that is of a total contract value in excess of USD 5,000;

(k)	engage any person whether as employee or consultant for a gross annualised salary in excess of USD 10,000 or engage more than 3 persons in total whether as employees or consultants;

(l)	terminate the contract of any employee or consultant or otherwise materially change the terms of employment of employees or consultants other than in accordance with Law;

(m)

conduct proceedings, make a claim or make any admission, offer, settlement or compromise in respect of any of the following: (i) an amount in excess of USD 10,000 or (ii) any matter which relates to title, rights or interests in relation to the Tenement;

(n)	incur, enter into or commit to any off balance sheet liabilities, forward sale arrangements or hedging or derivative transactions; or

(o)	agree to do any of the foregoing set forth in this Section 4.3.

SECTION V
MUTUAL INFORMATION COVENANT

During the Exploration Period, each Party will have the following information obligations:

(a)	it will promptly deliver to the other Party any notices, demands or other material communications relating to the Tenement that such Party receives; and

(b)

it will obtain the prior written approval of the other Party to the sending of any notice, demand or other material communications relating to the Tenement to any adjacent property owner or any Governmental Body.

SECTION VI
OPTION SIGNING AND CLOSING MECHANICS

6.1	Signing date deliverables

On the Signing Date simultaneously:

6.1.1	The Company and the Sellers shall do and the Sellers shall procure that the Company shall do the following:

(a)

deliver all records, reports and data in their possession relating to the Tenement including without limitation copies of the licences and permits relating to the Tenement, as well as the Company Financial Statements and the Audited Balance Sheet (to the extent they are available on the Signing Date, and if not available, promptly once they become available), plus monthly management accounts since the last available Company Financial Statement;

(b)	issue one share in the Company to the Purchaser;

(c)	hold a general assembly of the Company which shall take the following resolutions:

	1.	appoint Mr. Cengiz Demirci as a member of the Board of Directors of the Company representing the Purchaser (“Independent Director”) for a term not less than the Exploration Period; and

	2.	to amend the articles of association of the Company to reflect the interim covenants set forth in Section 4.3 in the form attached at Schedule 4;

(d)

hold a Board meeting which shall pass a resolution for the amendment of the signature authorities of the Company in the form attached at Schedule 4 to ensure that the signature of the Independent Director is required to represent the Company against third parties for matters falling within the interim covenants set forth in Section 4.3 above (the “Signature Authorities”);

(e)	deliver to the Purchaser:

(i)

in respect of the Company, a duly certified copy of the minutes of a resolution of a duly convened and held board of directors meeting of the Company approving the transactions contemplated by this Agreement and confirming the authority of the Person (s) who will execute, and take all other actions necessary for the signing, delivery and performance of this Agreement and any other documents and transactions contemplated by this Agreement on behalf of the Company;

(ii)

in respect of any Sellers and Guarantors being represented by a power of attorney, a duly executed and notarised power of attorney evidencing that such attorney is duly authorised to represent such Seller and Guarantor to execute this Agreement and any other documents and transactions contemplated by this Agreement.

6.1.2	The Purchaser shall do the following:

(a)

in consideration for the grant of the Option, deliver to the nominated accounts of the Sellers the cash equivalent of 100 troy ounces of gold (the equivalent of 51 troy ounces to Chesser and 49 ounces to EMX, such value to be determined in accordance with Section 7.2);

(b)

deliver to the Sellers a duly certified copy of the minutes of a resolution of a duly convened and held board of directors meeting of the Purchaser approving the transactions contemplated by this Agreement and confirming the authority of the Person(s) who will execute, and take all other actions necessary for the signing, delivery and performance of this Agreement and any other documents and transactions contemplated by this Agreement on behalf of the Company.

6.2	Option Completion deliverables

Upon due exercise of the Option in accordance with Section 2, the completion of the Option shall occur promptly after due exercise of the Option and in any event within 5 Business Days at the latest after the date of exercise of the Option (the “Option Completion”).

6.3	Closing Transactions

6.3.1	At Option Completion simultaneously:

(a) the Sellers shall do the following:

(i)

deliver to the Purchaser the temporary share certificates representing the Option Shares, duly endorsed and transferred by the Sellers and duly signed by any two members of the board of directors of the Company in accordance with Turkish law, free from all Encumbrances;

(iii)

deliver to the Purchaser a certificate signed by a duly authorised officer of the Sellers and Company respectively confirming that there is no breach of the warranties or covenants given under this Agreement by the Sellers or the Company respectively;

(iv) deliver to the Purchaser the originals of the resignation and release letters of the directors of the Company in the customary form;

(v)

cause the Board to approve and register the sale and transfer of the Option Shares in the name of the Purchaser (and any designated Affiliates of the Purchaser) as the legal and beneficial owner of the Option Shares in the share ledger of the Company;

(vi)

deliver to the Purchaser: (i) a tax confirmation letter from the competent tax office based on the most recent balance sheet of the Company, confirming that the Company has no tax debts or other liabilities that are overdue to Governmental Authorities, and (ii) social security letters obtained from the competent Social Security Institution Directorate, dated no more than 10 Business Days before Option Completion, confirming that the Company has no premiums or other payments that are overdue to the Social Security Institution;

(vii)

deliver the duly passed Board resolution calling the extraordinary General Assembly to be held at Option Completion to resolve on the following matters: (A) the Articles of Association shall be amended in the manner required by the Purchaser (the “New Articles of Association”); (B) the approval of the interim accounts of the Company as of the month end immediately preceding the Option Completion; (C) the resignation of the members of the board of directors of the Company and, to the extent the interim accounts of the Company are approved at such meeting, release of the members of the board of directors in customary form from all their actions up to the date of such accounts; (D) the resignation of the statutory auditors of the Company and, to the extent the interim accounts of the Company are approved at such meeting, release of the statutory auditors in customary form from all their actions up to the date of such accounts; (E) the appointment of new members of the board of directors of the Company as designated by Purchaser; (F) the appointment of new statutory auditor(s) of the Company as designated by Purchaser. (At such assembly, the Purchaser shall vote all of the Option Shares in favor of the resolutions described in this Section.);

(b)	the Purchaser shall procure delivery to EBX 441 and to Chesser 459 troy ounces of gold, Loco London (to be settled in accordance with Section 7.2).

6.3.2

Closing shall not occur unless and until every matter, action and/or document required to be done, executed or delivered in accordance with this Section has been validly done, executed or delivered, save that the Purchaser may waive in its sole and absolute discretion any of the Sellers’ obligations in Section 6.3.1.

6.3.3	With effect from Option Completion, the Company (as Owner) and the Sellers (as Royalty Holder) shall enter into and perform the Net Smelter Return Royalty Agreement in the form set out in Schedule 3.

SECTION VII
OPTION PAYMENT TERMS

7.1	In consideration for the transfer of the Shares to the Purchaser at Option Completion, the Purchaser undertakes to do each of the following:

(a)	at Option Completion (as referred to in Section 6.3.1(b)(i)), procure delivery to EBX 441 and to Chesser 459 troy ounces of gold, Loco London; and

(b)

procure the grant by the Company, with effect from the Option Completion, of separate assignments of NSR in favour of EBX and Chesser on and subject to the terms of the Net Smelter Royalty Agreement to be entered into in the form attached at Schedule 3 (at the Royalty Rates for EBX and Chesser specified in Schedule 3); and

(c)	before or on the first anniversary of Option Completion, procure delivery to EBX 735 and to Chesser 765 troy ounces of gold, Loco London; and

(d)	before or on the second anniversary of Option Completion, procure delivery to EBX 735 and to Chesser 765 troy ounces of gold, Loco London; and

(e)	before or on the third anniversary of Option Completion, procure delivery to EBX 735 and to Chesser 765 troy ounces of gold, Loco London; and

(f)	before or on the fourth anniversary of Option Completion, procure delivery to EBX 1,225 and to Chesser 1,275 troy ounces of gold, Loco London.

7.2

The obligation to make each delivery of gold as described in this Agreement shall be satisfied, as notified at least 15 Business Days in advance of such delivery, separately by each Seller, by (i) delivery of gold in kind, Loco London, or (ii) payment of cash in USD, by wire transfer in immediately available funds to the designated account specified by Sellers, in an amount calculated by multiplying the applicable number of troy ounces of gold to be delivered by the price per troy ounce established by the last London Bullion Market Association P.M. Gold Fix displayed on the relevant Reuters screen page on the day immediately preceding the date on which such delivery of gold is made. Delivery of gold Loco London shall mean delivery of gold bullion “loco London” as defined by the London Bullion Market Association, to the designated account of the Sellers.

16r

SECTION VIII
OPTION TERMINATION

8.1	Termination rights

At any time prior to the end of the Option Period, in addition to the Purchaser’s termination right in Section 2.6 (b), the Option may only be terminated by the Parties as follows and the Parties disclaim, so far as permissible at Law, any other right which may exist in contract or Law to terminate this Agreement:

(a)	The Sellers shall be entitled to terminate the Option in the event of:

(i) any non-payment of the Option Price that is due and payable; or

(ii)

only at any time prior to due exercise of the Option by the Purchaser, any material breach by the Purchaser of its covenants, representations or warranties contained in this Agreement that has a material adverse effect or reasonably likely imminently to have a material adverse effect on the Company’s rights and interests in and to the Tenement, by notice in writing to the Purchaser, provided that the Purchaser has not within 30 days following written notice of such breach, cured such default or, if such default is not capable of being cured in 30 days, begun to cure such default within such 30 days; or

(iii)

any order or injunction being issued against the Parties by any Governmental Body that would or is reasonably likely to result in the Option Completion not being completed in the manner contemplated by this Agreement, save where such order or injunction is issued as a result of the Sellers’ or the Company’s acts or omissions or breach of this Agreement in which event (x) the Sellers may only terminate the Agreement with the written consent of the Purchaser or (y) the Purchasers may require that the Sellers and the Company co-operate with the Purchaser to appeal or challenge or overturn such order or injunction in a manner satisfactory to the Purchaser at the Sellers’ cost;

(b)	The Purchaser shall be entitled to terminate the Option by notice in writing to the Sellers in the event of:

(i)

any material breach of the covenants, representations or warranties of the Sellers or Company contained in this Agreement which has a material adverse effect on the ability of the Purchaser to develop and put into production the Tenement in the manner envisaged by this Agreement, provided that the Sellers or Company have not within 30 days following written notice of such breach, cured such default or, if such default is not capable of being cured in 30 days, begun to cure such default within such 30 days; or

(ii)

any order or injunction being issued against the Parties by any Governmental Body that would or is reasonably likely to result in the Option Completion not being completed in the manner contemplated by this Agreement, save where such order or injunction is issued as a result of the Purchaser’s breach of this Agreement in which event (x) the Purchaser may only terminate the Agreement with the written consent of the Sellers or (y) the Sellers may require that the Purchaser co-operate with the Sellers and Company to appeal or challenge or overturn such order or injunction in a manner satisfactory to the Sellers at the Purchaser’s cost;

(c)

The Option shall terminate forthwith (i) by written notice by the Sellers if the Purchaser is declared bankrupt or insolvent by a competent court; or (ii) by written notice by the Purchaser if any of the Company or the Sellers is declared bankrupt or insolvent by a competent court.

8.2	Termination consequences

If the Option is terminated then:

(a)

no Party will have any further obligations to any other Party or rights with respect to this Agreement, save accrued liabilities or obligations arising hereunder prior to the time of termination; provided that (i) Purchaser shall be liable for amounts owing under or costs of terminating third party Exploration contracts committed to by Purchaser or by Company on Purchaser’s behalf prior to termination, and (ii) Purchaser shall be liable to reclaim all surface disturbance resulting from its Exploration activities or pay Sellers the cash equivalent, whether or not such reclamation is required by applicable Governmental Bodies. However, Purchaser shall not be so liable under (i) and (ii) if the Agreement is terminated by Purchaser pursuant to Section 8.1(b) for Sellers’ and/or the Company’s breach;

(b)

all maps, reports, results of surveys and drilling and all other reports and information provided by the Company or the Sellers to the Purchaser, or generated or developed by Purchaser during the Exploration Period (whether or not previously provided to Sellers), shall be returned to the Company, and all buildings, plant, equipment, machinery, tools, appliances and supplies which may have been brought on to the Tenement by or on behalf of the Purchaser shall be removed by it at its own cost at any time not later than 3 months after termination;

(c)	In the event of termination under Section 2.6(b), failure to exercise the Option , or termination due to breach by Purchaser, the Purchaser shall re-convey the share(s) held by it to the Sellers; and

(d)	Section XIII shall survive termination of this Agreement.

SECTION IX
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers hereby represent and warrant to the Purchaser that each of the following are true and correct on the Signing Date. Such representations and warranties are deemed remade as at (i) the date of exercise of the Option, and (ii) the date of Option Completion, except to the extent that the warranty or representation is affected by the conduct of the Purchaser during the Exploration Period or by circumstances beyond the control of the Company or Sellers. Each of such representations and warranties shall be construed as separate and independent.

9.1	Power and Authority: Authorisations

(a)

The Sellers and the Company have the power to enter into and consummate the transactions contemplated by this Agreement and the execution, delivery and performance of this Agreement is duly authorised by all necessary or proper action of the Sellers and the Company.

(b)

Neither the execution nor the performance of this Agreement nor compliance with the terms and provisions thereof, will conflict or be inconsistent with any of the terms, covenants, conditions or provisions of, constitute a default under, or result in a breach of (i) any law, rule or regulation or the Articles of Association of the Sellers or the Company, (ii)any judgment, order, injunction, decree or ruling of any arbitral tribunal or any court or Governmental Body, domestic or foreign, which is or may be applicable to the Sellers or the Company or (iii)any indenture, mortgage, deed of trust, credit agreement, loan agreement or any other agreement, contract or instrument to which either the Sellers or the Company is a party or by which any of their respective properties or assets are bound, or which would prevent or restrict the execution or performance of this Agreement by the Sellers or the Company, as the case may be.

(c)

No consent, approval, authorisation or order of, or registration or filing with, any court or governmental or other public authority or body is required on the part of the Sellers or the Company in order to consummate the transactions contemplated by this Agreement.

9.2	Company Shares

(a)

Each of the Sellers and Other Company Shareholders is the lawful owner of the number of Option Shares set out against his/her name in Recital (A) and the Option Shares are free of all Encumbrances. The Option Shares constitute 100% of the total issued share capital of the Company.

(b)

There are no existing or outstanding options, warrants, agreements, rights, subscriptions, calls, claims, obligations or commitments of any character (exercisable now or in the future, contingent or otherwise) relating to the Shares or providing for the purchase, issuance or sale of the Shares.

(c)	All issuances and transfers of Shares in the Company since its formation have been duly effected and approved pursuant to Law.

9.3	Corporate Status

(a)	The Company is a duly organised, validly existing and active joint stock company established under the laws of the Republic of Turkey and registered with the Ankara Trade Registry with number 200485.

(b)	The Company has full corporate power and authority to manage its affairs, own its assets and carry on its business.

(c)	There are no actual, pending or threatened proceedings or basis for the institution of such proceedings for the winding up, dissolution or placing into bankruptcy of the Company.

9.4	Books and Records; Share ledger

(a)	All of the books and records required by Turkish Law to be maintained by the Company have been properly created and maintained in all material respects.

(b)

The share ledger of the Company and the resolution books of the Board and the General Assembly contain materially accurate records, respectively, of each transfer of shares in the Company since its formation and of the current shareholding in the Company, and of all proceedings of the Board and the General Assembly.

(c)

The financial statements of the Company as of and for the period ended December 31, 2010 and December 31, 2011 (the “Company Financial Statements”) have been audited and prepared in accordance with applicable Laws and Turkish generally accepted accounting principles (“Turkish GAAP”) and fairly and accurately present the assets, liabilities (including all reserves, allowances and provisions required to be recorded therein) and financial position of the Company as of the date of the Company Financial Statements and the results of operations and changes in cash flows (including in respect of cash, accounts receivable, depreciation, amortization, inventory and accounts payable) for the periods ended at such dates. An audited balance sheet and cash flow statement of the Company for the period ended the last day of the month immediately preceding the Signing Date and to be delivered promptly to the Purchaser upon becoming available (the “Audited Balance Sheet”) has been prepared with due care, skill and diligence in accordance with Turkish GAAP and certified as to its accuracy by Nexia and fairly and accurately presents the assets, liabilities (including all reserves, allowances, provisions and other items required to be recorded therein) and financial position and cash flow position (including in respect of cash, accounts receivable, depreciation, amortisation, inventory and accounts payable and other items required to be recorded therein) of the Company as of such date.

(d)

There is no outstanding indebtedness, liability or payment obligation (actual or contingent) of the Company of more than USD 10,000 in total in existence as at the Signing Date and (other than as incurred in a manner permitted by this Agreement) as at Option Completion.

(e)	There has been no material adverse change in the financial, assets, liability or trading position or prospects of the Company from the date of the Company Financial Statements to the Signing Date.

(f)	The Company has no obligations under a loan or guarantee (whether actual or contingent) to the Sellers, Affiliates or any third party.

9.5	Tenement

(a)	The Company is the sole legal owner of all rights, title and interest in, over and to the Tenement (including all Minerals) free from all Encumbrances.

(b)

The Tenement and Licences are properly and accurately described in Schedule 2. There are no further licences, permits or authorisations required to carry out Mining Operations on the Tenement as are currently carried on at the Signing Date, other than as described on Schedule 2.

(c)

The Company does not, directly or indirectly, own, control or lease any other tenements or assets other than the Tenement and Assets (including any capital stock or other equity or ownership or proprietary interest in any corporation, partnership, association, trust, joint venture or other entity).

(c)	The Tenement has been duly and validly located and recorded pursuant to all applicable Laws and is in good standing.

(d)

The Tenement and the Licenses are in full force and effect in accordance with their terms and the provisions of the Mining Law and other applicable Law, and all conditions and obligations relating to the Tenement and the Licences have been complied with or performed. The Company has received no written notice from the General Directorate of Mines threatening or proposing to cancel, revoke, or terminate the Tenement.

(e)	The Company has not granted any Person access to or the right to enter upon and explore or investigate the Mineral potential of the Tenement that remains outstanding as of the Signing Date.

(f)

There are no mineral production, royalty or other rights in respect of the Tenement, other than (i) the NSR provided under this Agreement, and (ii) certain rights to royalties in the Tenement under the Farm-in Agreement dated 26 October 2007 and the Related Shareholders Deed between Sellers executed in 2010 that shall not bind Purchaser nor be applicable during the Exploration Period or thereafter if the Option is exercised.

(g)

Neither the Company, Tenement, nor the Licences are subject to any litigation, arbitration, administrative action, prosecution or other legal proceedings, nor has the Company received written notice threatening such proceedings.

(h)

There are no Environmental Claims in respect of the Tenement, nor are Sellers or the Company aware of any material liability under or arising from any act or omission of the Company or the Sellers from a breach of or non-compliance with any Environmental Laws with respect to Mining Operations conducted by the Company or Sellers.

(i)

There are no forward, hedging or other derivative or sale, buy or option contracts (“Derivative Contracts”) with respect to either Minerals produced or producible from the Tenement or which otherwise binds or relates to or affects the Company or the Tenement (such as non-mining related Derivative Contracts), other than Seller’s rights under this Agreement.

(j)

To the Company’s and Seller’s knowledge (without inquiry, with respect to information generated by third parties), all information provided by the Company or Sellers to the Purchaser in respect of the Tenement was true and correct and not misleading in all material respects at the time of provision.

9.6	Taxes and Employee Payments

(a)	The provisions for Taxes and Social Charges which appear in the Company Financial Statements are sufficient for the payment of all Taxes or Social Charges due or accrued as at the Signing Date.

(b)

The Company has properly calculated and filed in all material respects all national and local Tax and social returns, reports and declarations at the required time and has kept copies of the originals filed.

(c)

All national and local Taxes and all Social Charges owed by the Company or payable at the date hereof have been paid within the legal time limits. There are no liabilities (actual or contingent including but not limited to severance pay or payments or bonuses in respect of the entry into, exercise or completion of the Option) of the Company to pay employees or consultants, other than current amounts for salaries, consultancy fees and other benefits due in the ordinary course of the Company’s business amounting to no more than USD 53,000 in total for the whole of the calendar year 2012.

(d)

The Company has not been notified of a Tax audit, Tax litigation or Tax inspection which remains outstanding and there are no claims in respect of Taxes (either as a result of improper calculation of Taxes or otherwise) which have been assessed against the Company and which remain unpaid.

9.7	Insurances

(a)

The Company (or Guarantors) maintain with respect to the Company’s business, properties or employees appropriate and required insurance to cover all risks ordinarily covered under a policy obtained by a prudent mining company in the Republic of Turkey, provided that Purchaser acknowledges that such policies may not apply to acts or omissions of Operator, its employees and contractors.

(b)	Such policies are in full force and effect, to the Company’s knowledge.

SECTION X
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Sellers on the Signing Date and on Option exercise and Option Completion that each of the following are true and correct:

(a)

The Purchaser is a joint stock company duly registered and validly existing under the laws of Turkey. The Purchaser has the power to enter into and consummate the transactions contemplated by this Agreement and the execution, delivery and performance of this Agreement has been duly authorised by all necessary or proper action of the Purchaser.

(b)

Neither the execution nor the performance of the said agreements nor compliance with the terms and provisions thereof, will conflict or be inconsistent with any of the terms, covenants, conditions or provisions of, or constitute a default under or result in a breach of:(i) any law, rule or regulation, or its Articles of Association;(ii)any judgment, order, injunction, decree or ruling of any arbitral tribunal or any court or Governmental Authority, domestic or foreign, which is or may be applicable to the Purchaser, or(iii)any indenture, mortgage, deed of trust, credit agreement, loan agreement or any other agreement, contract or instrument relating to any investments which the Purchaser is a party or by which any of its properties or assets is bound, or which would prevent or restrict the execution or performance of the said agreements by the Purchaser.

(c)

No consent, approval, authorisation or order of, or registration or filing with any Governmental Body is required on the part of the Purchaser in order to consummate the transactions contemplated by this Agreement.

The Purchaser acknowledges that it has not relied and is not relying on any information, discussion or understanding other than the warranties and representations set out in this Agreement in entering into and completing the transactions contemplated in this Agreement.

SECTION XI
INDEMNIFICATION; LIMITATIONS

11.1	Obligations to Indemnify

11.1.1	Sellers’ obligation to indemnify

Subject to the limitations set forth in this Section XI, each of the Sellers shall jointly and severally indemnify and hold the Purchaser or (following any acquisition of the Company by the Purchaser) the Company, as the case may be, harmless from and against any and all Losses incurred, suffered or undertaken by the Purchaser and/or the Company arising from or relating to any breach by the Sellers or the Company of any of the warranties or representations in Section IX or any covenant or undertaking given by it under this Agreement in whole or in part.

11.1.2	Purchaser’s obligation to indemnify

(a)

Subject to the limitations set forth in this Section XI, the Purchaser shall indemnify and hold the Seller or the Company, as the case may be, harmless from and against any and all Losses incurred, suffered or undertaken by the Seller and/or the Company arising from or relating to:

(i)

any breach (other than of its obligation under Section 3.2(a) (conduct of Exploration)) of any warranty or representation in Section X or any covenant or undertaking given by it under this Agreement in whole or in part;

(ii)

any (a) loss of human life, injury to persons or equipment on the Tenement; (b) material damage to the substrata or structure of the Tenement or any part thereof; and (c) Environmental Claims, arising directly as a result of the work or operations on the Tenement by the Purchaser, its directors, employees, agents and subcontractors during the Exploration Period and which (in the case of (b) and (c)) are not compliant with the Purchaser’s obligation in Section 3.2(a) and which further (in the case of (b)) have been conducted with gross negligence or willful misconduct.

(b)

For the avoidance of doubt, no indemnification obligation under this Section 11.1.2 shall arise for the Purchaser in respect of any obligations or matters created, arising, pending or occurring on or prior to the Signing Date, including without limitation Environmental Claims, damage to the Tenement, obligations in favour of third parties, labour obligations, legal or administrative actions, fees of any nature or mining royalties.

11.1.3

In order to be valid, any claims as to which a Party is entitled to indemnification from another Party (the “Indemnifying Party”) under and subject to the terms of this Section XI (a “Claim”) shall be made in writing as follows:

(a)	each Claim shall state, with reasonable detail, the specific grounds therefor, relevant supporting documentation and the amount claimed, if it can be determined;

(b)

each Claim shall be delivered to the Indemnifying Party no later than sixty (60) days after the Indemnified Party becomes aware of the grounds allowing it to make the Claim, subject to the provisions of Section 11.2.

11.2	Conduct of Third Party Claims

If there is a written claim, action or proceedings instituted by a third party (“Third Party Claim”) giving rise to Losses that may be the subject matter of a Claim under this Agreement then the following provisions shall apply:

(a)	the Indemnified Party shall notify the Indemnifying Party within 20 Business Days of receipt of the Third Party Claim;

(b)

the Indemnifying Party shall have the right (but not the obligation), by notification to the Indemnified Party which must be made within 20 Business Days of receipt by the Indemnifying Party of the notice in(a)above, at its expense, to undertake, with counsel of its own choosing reasonably satisfactory to the Indemnified Party, the defense of any Third Party Claim asserted or initiated in respect of the Third Party Claim. In each case, the Parties will cooperate with each other in the preparation for and the prosecution of the defense of such Third Party Claim, including making available to each other evidence and witnesses involved in such claim, action, suit or proceeding, in each case as needed for such defense. In the event the Indemnifying Party elects to assume the defense of a claim, the Indemnifying Party shall not accept any settlement, compromise or admission of liability of the Third Party Claim without the prior written approval of the Indemnified Party;

(c)

In the event that the Indemnifying Party (i) does not undertake the defense of any claim, action, suit or proceeding within 20 Business Days after the Indemnified Party has given the notice; or (ii) has not contested said notice from the Indemnified Party, the Indemnified Party shall properly and diligently defend such Third Party Claim. The Indemnified Party shall not accept any settlement, compromise or admission of liability of the Third Party Claim without the prior written approval of the Indemnified Party.

11.3	Third Party Recovery

Where the Indemnified Party is entitled to recover Losses from a third party other than the Indemnifying Party (including but not limited to under an insurance policy), then the Indemnified Party undertakes to use its reasonable endeavours to enforce such recovery and in respect of any sum so recovered:

(a)

the amount of Losses payable by the Indemnifying Party shall be reduced by an amount equal to the sum so recovered (less the reasonable costs and expenses of recovering it, any increase in insurance premiums, and any tax payable on such amount recovered); or

(b)

if the amount of Losses has already been paid to the Indemnified Party, there shall be repaid to the Indemnifying Party an amount equal to the amount so recovered (less the reasonable costs and expenses of recovering it, any increase in insurance premiums, and any tax payable on such amount recovered).

11.4	Specific limitations

(a)

There shall not be an obligation of indemnification in respect of any contingent or potential liability unless and until Loss is realised in excess of TL 20,000 in total and in such event the indemnification obligation shall relate to the full amount of the Loss and not merely the excess.

(b)

In no event shall Sellers’, the Company’s and Guarantors’ aggregate liability under the representations and warranties in Section IX that are subject to the indemnification obligations under Section XI in the aggregate exceed the aggregate amount of consideration comprising the gold deliveries received or to be received from Purchaser hereunder (other than in respect of Sections 9.2 (Company Shares), 9.3 (Corporate Status) and 9.5(a), (b), (d), (g) and (h) (Tenement) which shall not be subject to any such limit). In no event shall the Purchaser’s aggregate liability under the representations and warranties in Section X that are subject to the indemnification obligations under Section XI in the aggregate exceed the aggregate amount of the consideration comprising the gold deliveries payable by the Purchaser hereunder.

(c)

Sellers’, the Company’s and Guarantors’ liability under the representations and warranties in Section IX that are subject to the indemnification obligations under Section XI shall in the absence of a Claim made pursuant to Section 11.1.3 expire (i) for representations and warranties under Sections 9.2 (Company Shares) and 9.6 (Tax), on the sixth anniversary of the Signing Date, (ii) for representations and warranties under Section 9.5(h) (Environmental Claims), on the third anniversary of the Signing Date, and (iv) for all other representations and warranties, on the second anniversary of the Signing Date.

(d)

The Purchaser’s liability shall, in the absence of a Claim made pursuant to Section 11.1.3, (i) under the representations and warranties in Section X, expire on the second anniversary of the Signing Date; (ii) upon termination or expiration of the Option under Section 2.6 or 8.1, in respect of the Purchaser’s indemnification obligations under Section XI (other than for Environmental Claims), expire on the second anniversary of the Signing Date and in respect of Environmental Claims, expire on the third anniversary of the Signing Date; and (iii) in respect of Purchaser’s indemnification obligations under Section XI, shall not expire if Option Completion occurs.

SECTION XII
AREA OF INTEREST

12.1

At any time during the period commencing on the Signing Date and ending on the seventh anniversary of the Signing Date (the “AOI Period”), the Sellers, and the Sellers shall procure that their respective Affiliates (including the Company whilst it is an Affiliate of the Sellers) or Related Parties, will not acquire any rights, properties, licences or permits located wholly or in part within the Area of Interest. During the AOI Period, if the Purchaser or any of its respective Affiliates (including the Company whilst it is an Affiliate of the Purchaser) or Related Parties acquires any rights, properties, licenses or permits which includes lands located wholly or in part within the Area of Interest (the entire rights, properties, licenses or permits, including the portion within and outside of the Area of Interest, is referred to as an “Acquired Interest”), then within thirty (30) days after such acquisition the Purchaser (and, if it is an Affiliate or Related Party of the Purchaser, the Purchaser shall procure that the relevant Affiliate or Related Party) shall convey to Chesser a 1.02% NSR and to EBX a 0.98% NSR in the Acquired Interest, which NSR shall be governed by the same terms as Schedule 3 (except that the “Acquired Interest” shall be substituted for the “Tenement” therein, and “Minerals”, “Products” and other defined terms used therein shall relate to the “Acquired Interest” rather than the “Tenement”).

12.2

After the seventh anniversary of the Signing Date, Sellers and Purchaser and their respective Affiliates and Related Parties shall be free to acquire any interests within the Area of Interest without obligation to the other parties.

12.3

The Parties acknowledge and agree that the undertaking set out in this Section 12 is fair and reasonable and necessary to protect the goodwill and assets subject to the Option of the Purchaser hereunder and is integral to the terms that the Transaction has been entered into by the Parties.

SECTION XIII
MISCELLANEOUS

13.1	Entire Agreement

This Agreement and all documents delivered as part of or incidental to this Agreement or which are incorporated as part of this Agreement by reference constitute and contain the entire Agreement between the Parties to this Agreement and supersede any and all prior agreements, arrangements, undertakings and understandings between the Parties to this Agreement relating to the subject matter of this Agreement.

13.2	Joint and Several Liability; Sellers’ Guarantors

(a)	The Sellers shall be jointly and severally liable for all purposes under or pursuant to this Agreement.

(b)

In consideration of the Purchaser agreeing to enter into the Agreement, the Guarantors jointly and severally covenant with and hereby unconditionally and irrevocably guarantee to the Purchaser the timely performance and observance by the Sellers of all of its obligations, commitments and undertakings for all purposes under or pursuant to this Agreement and shall procure that pending Option Completion the Company duly and promptly performs its obligations under this Agreement, and agree to indemnify and keep indemnified the Purchaser from and against all Losses incurred or suffered by the Purchaser in connection with any failure by the Sellers or the Company to so perform and observe any such obligation, commitment or undertaking (including for the avoidance of doubt any increase in Tax liability as a result of receiving a payment from the Guarantor rather than the Seller). The liability of the Guarantor shall not be released or diminished by any variation of this Agreement (whether or not agreed by the Guarantor), any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance.

(c)

If and whenever the Seller defaults for any reason whatsoever in the timely performance or observance of any obligation, commitment or undertaking under or pursuant to this Agreement, the Guarantors shall forthwith unconditionally perform (or procure the performance of) and satisfy (or procure satisfaction of) such obligation, commitment or undertaking and so that the same benefits shall be conferred on the Purchaser as would have been received if so performed and satisfied by the Sellers or Company in a timely manner.

(d)

This guarantee is a continuing guarantee and accordingly is to remain in force until all obligations of the Sellers (and, until Option Completion, the Company) shall have been performed or satisfied under or pursuant to this Agreement regardless of the legality, validity or enforceability of the Agreement and notwithstanding any insolvency process or incapacity of the Sellers and Company or any change in the status, control or ownership of the Sellers or Company.

(e)

As a separate and independent obligation, the Guarantor agrees that any obligation, commitment or undertaking under or pursuant to this Agreement which may not be enforceable against or recoverable from the Sellers or Company by reason of any legal limitation, disability or incapacity on or of the Sellers or the Company or any fact or circumstance (other than any limitations imposed under this Agreement) shall nevertheless be enforceable against and recoverable from the Guarantor as though the same had been incurred by the Guarantor and the Guarantor were the sole or principal obligor in respect thereof and shall be performed or paid by the Guarantor on demand.

(f)

The Guarantors undertake not to sell, dispose of or pledge to any third party any or all of their indirect 100% ownership of the Company during the Exploration Period without the prior written consent of the Purchaser.

(g)

The Guarantors represent and warrant that the following are true and correct on the Signing Date, the date of Option exercise and Option Completion: (i) the Guarantors have the power to enter into and consummate the transactions contemplated by this Agreement and the execution, delivery and performance of this Agreement is duly authorised by all necessary or proper action of the Guarantors; (ii) neither the execution nor the performance of this Agreement nor compliance with the terms and provisions thereof, will conflict or be inconsistent with any of the terms, covenants, conditions or provisions of, constitute a default under, or result in a breach of (1) any law, rule or regulation or the Articles of Association of the Guarantors, (2) any judgment, order, injunction, decree or ruling of any arbitral tribunal or any court or Governmental Body, domestic or foreign, which is or may be applicable to the Guarantors or (3) any indenture, mortgage, deed of trust, credit agreement, loan agreement or any other agreement, contract or instrument to which either the Guarantors is a party or by which any of their respective properties or assets are bound, or which would prevent or restrict the execution or performance of this Agreement by the Guarantors, as the case may be; and (iii) no consent, approval, authorisation or order of, or registration or filing with, any court or governmental or other public authority or body is required on the part of the Guarantors in order to consummate the transactions contemplated by this Agreement.

13.3	No Partnership

Nothing contained in this Agreement shall be deemed to constitute any Party the partner of another, nor, except as otherwise herein expressly provided, to constitute any Party the agent or legal representative of another, nor to create any fiduciary relationship between or among them.

13.4	Notices, Payments and Deliveries to Sellers

All notices, payments, deliveries of gold, and NSR payments to Sellers under this agreement shall be made separately to Chesser and to EBX, as provided herein.

13.5	Currency

 All Expenditures described herein are set forth in USD. For the purposes of this Agreement, any actual Expenditures incurred in TL or another currency shall be at the seller exchange rate set by the Central Bank of Turkey on the date on which the relevant Expenditure was incurred.

13.6	Captions

The Article and Section captions used in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

13.7	Publicity; Confidentiality

(a)

Except as ordered or required by any applicable Law or competent judicial, governmental or other authority or in accordance with the requirements of any stock exchange, neither Party or any of their agents or advisors shall issue any press release or make any other public disclosure relating to this Agreement or any of the transactions contemplated by this Agreement without obtaining the prior written approval of the other Parties to this Agreement. Purchaser acknowledges that Guarantors will be required to issue a press release by applicable stock exchange rules upon execution of this Agreement which shall be in the agreed form attached to this Agreement.

(b)

The Parties agree to keep in strictest confidence all information relating to or acquired from any other Party to this Agreement in connection with the performance of this Agreement or any agreement provided for herein, or through participation in the ownership or management of the Company. Each Party agrees that it will not publish, communicate, divulge, disclose or use any information described in the preceding sentence without the prior written consent of each other Party, except as expressly provided herein or in an agreement provided for herein. The restrictions contained in this paragraph shall not apply with respect to:

(i)

information which at the time of the disclosure is already rightfully in the possession of the receiving Party, without any obligation having been placed thereon regarding confidentiality by the disclosing Party;

(ii)

information which at the time of disclosure was in the public domain, or which after disclosure is published or becomes a part of the public domain, unless the same occurs in consequence of the breach hereof by the receiving Party;

(iii)

information which can be demonstrated to have been independently developed by the receiving Party or acquired from a third party which did not itself acquire such information with restrictions on further dissemination directly or indirectly from the disclosing Party;

	(iv)	information which the Parties hereto have agreed is no longer confidential;

(v)

social and environmental, health, safety and labor information regarding Mining Operations, which Purchaser acknowledges Guarantor 2 is obligated to disclose to IFC under its social and environmental policies and agreements with the IFC;

(vi)

information disclosed to agents, employees, independent consultants, legal advisers, accountants, underwriters, bankers or bona fide investors but strictly on a need to know basis (the “Representatives”), subject to such Representatives agreeing to maintain the confidentiality of such confidential information on the same basis as set forth in this Section; and

(vii)

information ordered or required to be disclosed by any applicable Law or competent judicial, governmental or other authority or in accordance with the requirements of any stock exchange, or information provided to a Governmental Body in order for a Party to make any necessary or desirable applications, communications or submissions (for purposes such as applying for and obtaining Licenses) in connection with its rights under this Agreement.

(c)

Where a public disclosure is required by securities laws or regulations, or the rules or regulations of a stock exchange or similar trading market applicable to the disclosing Party, a Party wishing to make a public announcement shall use its best endeavours to give the other Party three (3) Business Days to comment upon and suggest changes to the public announcement, unless the Party is obligated to make the public announcement earlier in order to comply with applicable securities laws or regulations, or stock exchange rules, regulations or policies, in which event, the public announcement shall be provided to the other Party as soon as a draft is available for comment.

13.8	No Waiver

No failure or delay by any Party to this Agreement in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, and no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any term, provision or condition of this Agreement shall be deemed to be or construed as a further or continuous waiver of such term, provision or condition.

13.9	Amendment

This Agreement may be amended only by a written agreement in writing executed among the Parties.

13.10	Severability

The unenforceability or invalidity of any Section, Article, provision or any part of this Agreement shall not affect the enforceability or validity of the rest of this Agreement.

13.11	Notices

Notices or other communications required or permitted hereunder shall be sufficiently given if hand delivered in person to the addressee during normal business hours in the country of the addressee at the address or number set forth below or in any case to such other address or number as shall be furnished in writing by any such Party in accordance with this Article, and any such notice or communication shall be received when hand delivered. Notices shall be in English.

(a)	If to the Sellers and Guarantors:

Richard Valenta
Managing Director
Chesser Resources Ltd
96 Stephens Rd
South Brisbane, Qld 4101
AUSTRALIA

Cem Yüceer
Manager
Şehit Ersan Caddesi 4/17
Çankaya-Ankara
TURKEY

and to

Eurasian Minerals Inc.
570 Granville St. – 3rd Floor
Vancouver, British Columbia V6C 3P1
Canada
Attention: David M. Cole

(b)	IIf to Çolakoğlu Ticari Yatırım:

Kurtuluş Yıldırım
Manager
Çolakoğlu Ticari Yatırım A.Ş.
RüzgarlıbahÇe Mah., Kavak Sok. No:16/5, Beykoz
Istanbul, Turkey

(c)	If to the Company:

Cem Yüceer
Manager
Şehit Ersan Caddesi 4/17
Çankaya-Ankara
TURKEY

with copy to Sellers and Guarantors at their addresses in (a) above

13.12	Assignment

(a)

The Parties shall not have the right to assign or otherwise transfer, assign, pledge or grant an option in respect of any or all of its rights or obligations under this Agreement to any Person without the prior written consent of the other Parties. Consent of the Purchaser shall not be required for assignment by a Seller to its Affiliate, provided such Affiliate is and so long as it remains wholly-owned, directly or indirectly, by the Guarantor of such Seller.

(b)	No person who is not a party to this Agreement shall have any rights, by virtue of the Contracts (Rights of Third Parties) Act 1999, to enforce any provision of this Agreement.

13.13	Further Action

Each Party hereto shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably necessary in order to effect the purposes of this Agreement.

13.14	Expenses

(a)

Each Party shall bear its own costs and expenses incurred in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, including the fees and expenses of its respective legal counsel and professional advisors.

(b)

Any and all stamp duty Taxes due in connection with this Agreement and any other agreements contemplated to be entered into pursuant to this Agreement shall be shared between the Purchaser as to 50% of such stamp duty Taxes and the Sellers as to 50% of such stamp duty Taxes.

13.15	Tax

Subject to Section 3.14(b) above, each Party shall be responsible for its own Tax affairs and obligations to the relevant Governmental Body. Accordingly, all payment obligations of a Party under or pursuant to this Agreement are exclusive of any applicable sales or excise Taxes applied to the relevant payment obligation by a Governmental Body. In the event that such sales or excise Taxes are applied, the Party with the payment obligation shall account for payment of such Tax from its own account without reducing the amount of the payment obligation set forth herein.

13.16	Effect of Completion

Any provision of this Agreement which is capable of being performed after but which has not been performed at or before Option Completion shall remain in full force and effect notwithstanding Option Completion.

13.17	Governing Law and Arbitration

(a)	This Agreement shall be governed by and construed in accordance with the laws of England and Wales.

(b)

The Parties shall attempt to amicably settle any and all disputes, controversies, claims, questions or differences arising out of or in connection with this Agreement or its performance, enforcement, breach, termination or validity (a “Dispute”). If the Parties fail in reaching an amicable settlement of a Dispute within twenty (20) Business Days of written notification of that Dispute by one Party to the others, then the Parties shall refer the Dispute to their respective Senior Executives for resolution within thirty (30) Business Days. For the Purposes of this Agreement, the Senior Executives shall be for the Purchaser the General Manager of Asia Minor Mining, for the Company its General Manager and for the Sellers and Guarantors their respective General Managers (or, as applicable, officers of equivalent status, such as Managing Director or President).

(c)

Any and all Disputes which remain unresolved thereafter shall be referred to, settled and finally resolved exclusively by arbitration under the Rules of Conciliation and Arbitration of the International Chamber of Commerce (the “Rules”) by three arbitrators appointed in accordance with such Rules. The Purchaser and the Sellers shall each appoint one arbitrator and a third arbitrator will be appointed by the two arbitrators appointed by the Purchaser and the Sellers. If a party shall fail to appoint an arbitrator within the specified time period, such arbitrator and the third arbitrator shall be appointed in accordance with the Rules.

(d)	The place of the arbitration shall be London, England. The language to be used in the arbitral proceedings shall be English.

(e)

The decision or award of the arbitrators shall be final and binding upon the Parties and any application may be made before any competent court of jurisdiction for judicial recognition of the award and/or an award of enforcement, as the case may be. If application is made for judicial recognition or enforcement of the award in the Republic of Turkey, the Parties agree that such application shall be brought in the courts of Ankara.

13.18	Language

The Parties have negotiated and shall sign this Agreement in the English language. The parties may obtain their own translations of this Agreement into the Turkish language, including as required for stamp duty Tax purposes or any Disputes hereunder. In the event of any conflict, the English version of this Agreement shall prevail.

IN WITNESS WHEREOF, the Parties have by their duly authorised representatives executed this Agreement as of the date first above written in one original copy.

ÇOLAKOĞLU TİCARİ YATIRIM A.Ş.

By: ”HAYDAR N. COLAKOGLU”	By: ”IMAN COLAkOGLU”

Name: Haydar N. Colakoglu	Name: Iman Colakoglu
Title: Member of the Board	Title: Vice-Chairman of the Board

EBX MADENCİLİK A.Ş.

By: “CEM YUCEER”

Name: Cem Yuceer
Title: Manager

EURASIAN MINERALS COÖPERATIEF U.A.

By: ”DAVID M. COLE” Name: David Morrell Cole Title: Board member A with title President	By: ”SERVERIJN VAN DER VEEN” Name: Severijn Van der Veen Title: Board member B

DHARANA B.V.

By:  ”ITPS (NETHERLANDS) B.V.”

Name: ITPS (Netherlands) B.V.
Title: Managing Director

CHESSER RESOURCES LIMITED

By: ”RICK VALENTA”

Name: Rick Valenta
Title: Managing Director

EURASIAN MINERALS INC.

By: ”DAVID M. COLE”

Name: David M. Cole
Title: President and CEO

SCHEDULE 1
WORK PROGRAM PRINCIPLES

The Operator shall conduct all Mining Operations in accordance with the following principles:

1.	The Operator shall conduct all Programmes in accordance with the terms of the Tenement and Licences.

2.

It shall comply with all Laws (including the Mining Law and all Environmental Laws), the directives of the General Directorate of Mining and other rules applicable in the Republic of Turkey to Exploration conducted on the Tenement.

3.

The Operator shall conduct all Programs in compliance with the IFC’s Performance Standards on Social & Environmental Sustainability, dated April 30, 2006, as amended, including the IFC Environmental, Health & Safety Guidelines (Mining).

SCHEDULE 2
DESCRIPTION OF TENEMENT AND LICENCES

Size	Registry Number	Licences
2669.04 Hectares located around Yenice village, Koyulhisar district in Sivas province (“Operational Area”)	68946 registered number registered with General Directorate of Mining	Operating Licence dated 8 September 2009 and valid until 8 September 2019
Operational Area	2011/223 issued by the Sivas Provincial Administration	Workplace Opening Permit dated 28 December 2011
Operational Area	Resolution No: 185 issued by the Provincial Directorate of Environment and Forestry	Environmental Impact Assessment Not Required Document dated 15 April 2010
Operational Area	Resolution No: 2010-0130 issued by the Ministry of Environment and Forestry	Operation Permit dated 2 April 2010 and valid for 2 years
Operational Area	Letter No: B.23.1.ogm.1.15.29.00- 255.03/559 issued by the General Directorate of Forestry Region of Giresun, Directorate of Forestry Operations of Koyulhisar	Forestry Permits dated 24 February 2012 and valid until 8 September 2019

SCHEDULE 3
NET SMELTER RETURN ROYALTY AGREEMENT

THIS NET SMELTER RETURN ROYALTY AGREEMENT (the “Agreement”) is executed on [      ]

BY AND BETWEEN:

(1)

EBX MADENC0L0K A.S., a joint stock company duly organised and validly existing under the laws of Turkey, registered at the Ankara Trade Registry with registry number 200485 and with its registered address at Öveçler Mah. 1332 Sokak No. 6/9 Çankaya, Ankara, Turkey (the “Owner”);

(2)

EURASIAN MINERALS COÖPERATIEF U.A., a company duly organised and validly existing under the laws of the Netherlands, with its registered address at Herengracht 483, Amsterdam, Netherlands (the “Royalty Holder”); and

(3)	DHARANA B.V., a company duly organised and validly existing under the laws of the Netherlands, with its registered address at Alexanderstraat 23, 's-Gravenhage, Netherlands (the “Royalty Holder”).

The Owner and the Royalty Holders shall hereinafter be referred to individually as the “Party” or collectively as the “Parties”.

WHEREAS:

(A)	The Owner is the sole registered holder of the Turkish Mineral Operating Licence, Registry Number 68946 at General Directorate of Mining, located at Sivas Koyulhisar Turkey (the “Tenement”).

(B)	The Owner wishes to grant, and the Royalty Holders are willing to accept, a net smelter return royalty in accordance with and subject to the terms and the conditions set forth in this Agreement.

NOW, THEREFORE: in consideration of the mutual covenants herein contained, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Grant of Royalty and Definitions

Owner hereby grants, conveys and assigns to Royalty Holder the Royalty, on the terms and conditions of this Net Smelter Return Royalty Agreement (“Agreement”), to have and to hold such Royalty to Royalty Holder, its successors and assigns.

The following capitalised terms shall have the meanings assigned to them in this Section:

“Acceptable Transferee” has the meaning given to it in Section 4.1(b) of this Agreement.

“Affiliate” has the same meaning given in the Option Agreement.

“Allowable Deductions” means, for any Sale, all costs, charges and expenses paid or incurred by the Owner in respect of such Sale for or with respect to Products including but not limited to:

(i)	“Non-Governmental Deductions” being:

(a)

costs or charges for treatment in the smelting and refining process and any beneficiation in the course of such processes (including handling, processing, interest, and provisional settlement fees, weighing, sampling, assaying umpire and representation costs, penalties, and other processor deductions) and costs or charges associated with separating Products for payment of any royalty in kind,

(b)

costs or charges of transportation (including loading, freight, insurance, security, transportation, handling, port, demurrage, delay, and forwarding expenses incurred by reason of or in the course of transportation) of Products from the boundary of the Tenement to the place of treatment and then to the place of delivery or Sale,

(c)	costs or charges of any nature for or in connection with insurance, storage, security or representation at a smelter or refinery for Products or refined metals,

(d)	marketing fees or sales or brokerage commissions for non-gold deliveries, but not to exceed arms’ length fees or commissions customarily paid for marketing of similar minerals;

(e)	bank wire transfer charges, costs of entering into and exercising options or forward sale contracts for the physical sale of Products and other costs or charges relating to a Sale of Products, and

(ii)

“Governmental Deductions” being fees of governmental inspectors inspecting the Products, import or export excises or Taxes, severance or other Taxes directly imposed by the government of the Republic of Turkey or a local government within the Republic of Turkey on the production and sale of Products or by reference to the value of the Products (excluding income taxes), and all royalties paid on such Products to the Republic of Turkey (but not royalties paid to any private person or entity),

PROVIDED THAT where Products are processed on or off the Tenement in a facility owned by an Affiliate of the Owner, Allowable Deductions will not include any costs that are in excess of those which would be incurred on an arm's length basis, or which would not be Allowable Deductions if those Products were processed by an independent third party; and

“Business Days” has the meaning given to it in the Option Agreement.

“controls” or “controlled” has the meaning given to it in the Option Agreement.

“Gross Proceeds” means for any Sale the proceeds actually received by the Owner for the Sale of Products from the Tenement, whether processed on or off the Tenement. In respect of any Sale to an Affiliate of the Owner, such proceeds shall be at a fair market price less the Allowable Deductions. The term “Gross Proceeds” will include actual proceeds received from insurance payments as the result of any claim for the loss of Product (minus any commissions, increase in insurance premia and any legal costs).

“Laws” has the meaning given to it in the Option Agreement.

“Minerals” has the meaning given to it in the Option Agreement.

“Mining Operations” has the meaning given to it in the Option Agreement.

“Net Smelter Returns” means for any Products, the Gross Proceeds from the Sale of such Products less Allowable Deductions for the Sale related to such Products.

“Option Agreement” means the option agreement entered into between the Parties and other entities on March [ ] 2012 in relation to the option for the sale and purchase of the entire issued share capital of the Owner.

“Owner” means the legal and equitable owner of the Tenement, being the Company (as defined in the Option Agreement) for the purposes of this Agreement with effect from the date of Option Completion (as defined in the Option Agreement).

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof.

“Products” means all ores, minerals, metals or concentrates of Minerals mined from the Tenement that are processed and refined, whether on or off the Tenement, for which there has been a Sale.

“Royalty” a royalty interest at the Royalty Rate applied to the Net Smelter Returns.

“Royalty Holder” means a Person entitled to a Royalty, being the Sellers (as defined in the Agreement) for the purposes of this Agreement with effect from the date of Option Completion (as defined in the Option Agreement).

“Royalty Rate” means 1.275% in Royalty Assignment to Chesser, 1.225% in Royalty Assignment to EBX.

“Sale” means a sale of a Product by or on behalf of the Owner to a Person.

“Tenement” has the meaning given to it in Recital (A).

ARTICLE 2
OPERATION OF TENEMENT; SCOPE OF ROYALTY

2.1

The Owner may, but will not be obligated to treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates, and other Products at sites located on or off the Tenement, prior to Sale.

2.2

The Owner will have complete and absolute discretion concerning the nature, timing and extent of any and all exploration, development, mining and other operations conducted on or for the benefit of the Tenement and may suspend or terminate mining, operations and production on the Tenement or processing or sales of Products at any time it considers in its sole and absolute discretion appropriate to do so.

2.3

The Owner will not be liable for material mineral values unavoidably lost in mining where it has complied with the principles in Schedule 1 and not been grossly negligent or engaged in wilful misconduct in so complying with such principles, and no Royalty will be due on any such lost mineral values where Owner has so complied.

2.4

The Royalty shall be payable subject to and in accordance with this Agreement on all ores, minerals, metals or concentrates both mined and sold from the Tenement, all amendments, extensions, rights acquired by conversion or exchange of any tenure included in the Tenement into another right or interest, and all other rights or interests of Owner and its successors and assigns in minerals in the lands included in the Tenement, including any form of mineral tenure in such lands provided by prior, existing or future law. At Royalty Holder’s request and to the extent permissible under the Laws of the Republic of Turkey, Owner shall execute and deliver, or shall cause its Affiliate owning the Tenement to execute and deliver, a separate deed or conveyance of the Royalty in a form suitable for filing or recording in the records of the General Directorate of Mining or any Governmental Body, in order to give notice of Royalty Holder’s rights under this Agreement. It is desired that the Royalty will run with the Tenement and will be binding on Owner, its Affiliates owning the Tenement, and their respective permitted successors and assigns, and inure to the benefit of Royalty Holder and its successors and assigns, to the extent this becomes possible under the Laws of the Republic of Turkey. The parties will record or file any document necessary to create and protect such an interest to the maximum extent possible under any future amendment to the Laws of the Republic of Turkey.

ARTICLE 3
PAYMENTS; TAKING IN KIND

3.1	Payment obligation

(a)

Payments of Royalty shall be made to the Royalty Holder within 30 days of receipt by the Owner of the proceeds of Sale to the Owner’s account in freely available funds. Within 90 days following the end of each calendar year, Owner shall deliver to Royalty Holder a final statement and calculation of the Royalty for the said calendar year, duly certified by an independent accountant appointed by Owner for such purposes and the costs of such accountant shall form part of the Allowable Deductions.

(b)	For the avoidance of doubt, payments of Royalty shall be made net of any withholding or deductions imposed by Law on such payments. If Owner is so required to deduct or withhold, then Owner shall:

	(i)	notify the Royalty Holder of such requirement;

(ii)

pay to the relevant authorities the full amount required by Law to be deducted or withheld upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Royalty Holder; and

	(iii)	forward to Royalty Holder an official receipt (or a certified copy), evidencing such payment to such authorities.

3.2	Royalty Statements

Royalty payments will be accompanied by a statement showing on a Product by Product basis for the relevant Sale:

(a)	the quantities and grades of Products sold;

(b)	the Gross Proceeds for the Sale; and

(c)	the Allowable Deductions for the Sale.

3.4	Adjustments

All Royalty payments will be considered final and in full satisfaction of all obligations of the Owner with respect thereto, unless the Royalty Holder gives the Owner written notice describing and setting forth a specific objection to the determination thereof within 18 months after receipt by the Royalty Holder of the final annual settlement statement. If the Royalty Holder objects to a particular final statement as herein provided, then:

(a)

the Royalty Holder will have the right, upon reasonable notice and at a reasonable time, to have the Owner's accounts and records relating to the calculation of the Royalty in question audited by an independent auditor agreed within 15 days of such notice by the Owner and Royalty Holder. If such auditor declines the appointment or the parties can not agree on an auditor to appoint, the parties agree to appoint within a further 15 days an independent auditor, not being existing auditors of either of the Owner or Royalty Holder or their Affiliates, from one of the Big Four accountancy firms with an office or licensee in Turkey. If the parties can not agree to such independent auditor or no such independent auditor exists among the Big Four, or if such auditor declines the appointment, the parties agree to submit the matter to administered expertise proceedings in accordance with the Rules for Expertise of the International Chamber of Commerce; and

(b)	the Royalty Holder will pay all costs of such audit. The determination of the independent auditor shall be final and determinative and will not be subject to arbitration or dispute hereunder.

3.5	Currency of Payment

Any royalty payments shall be made in US dollars.

3.6	Wire Transfer

Payments to be made pursuant to Section 3.1(a) will be made by wire transfer in immediately available funds to the designated account of the Royalty Holder pursuant to wire instructions provided by the Royalty Holder to the Owner not less than five (5) Business Days prior to the dates upon which such payments are to be made.

3.7	Trading Activities of Owner

The Owner will have the right to market and sell refined metals and other Products in any manner it may elect, and will have the right to engage in forward sales, futures trading or commodity options trading and other price hedging, price protection, and speculative arrangements (“trading activities”), save that for sales under forward contracts or sales under a sale option where Products are delivered to the purchaser “Gross Proceeds” will be determined as the consideration proceeds received by the Owner in respect of such forward contract or sale option. The Royalty will not apply to, and the Royalty Holder will not be entitled to participate in, the proceeds generated by the Owner or an Affiliate in trading activities (except sales of Products under such forward contracts or sale options). In determining the net proceeds from any Products subject to the Royalty, the Owner will not be entitled to deduct from Gross Proceeds any losses suffered by the Owner or an Affiliate in such trading activities.

3.8	Books and Records

All books and records used by the Owner to calculate the Royalty due hereunder will be kept according to the accounting standards applicable by Law to the Owner at the relevant time.

3.9	Royalty in Kind

If permitted by Law, Royalty Holder shall be entitled to receive the whole of (and specifically not a portion of) any payment due pursuant to Section 3.1(a) by way of delivery of the Product in kind, provided:

(a)	notice is given to Owner at least 30 days in advance of the commencement of any calendar year in respect of which Royalty Holder prefers to receive a payment in kind; and

(b)

the Product is delivered to the Royalty Holder at the Royalty Holders’ risk and cost (including but not limited to Governmental Deductions in respect of such Products) at the same place as delivery to Owner of Owner’s share of product.

ARTICLE 4
ASSIGNMENT

4.1	Assignment by the Royalty Holder

(a)

The Royalty Holder may not convey, assign, transfer or dispose of any or all of the Royalty provided under this Agreement to any third party other than (i) to an Acceptable Transferee and (ii) provided that such Acceptable Transferee has first delivered to the Owner a written and enforceable assumption and acknowledgment of acceptance of all (and not less than all of) the Royalty on the terms and conditions herein detailed in this Agreement.

(b)

An “Acceptable Transferee” for the purposes of Section 4.1(a) means a Person that is not any of: (i) a Person incorporated or resident in or a citizen of Turkey (other than a Turkish entity controlled directly or indirectly by non-Turkish owners); or (ii) a Person outside of Turkey which directly or indirectly is controlled or jointly controlled by Turkish beneficial owners.

(c)	Section 4.1 shall not apply to any successor or assign of Purchaser under Section 4.2 (other than if the successor or assign is an Affiliate of the Purchaser).

4.2	Assignment by Owner

The Owner may transfer, sell, assign or otherwise dispose of all or any portion of its interest in the Tenement to whomsoever it wishes provided that such disposition will be void ab initio unless the purchaser first delivers to the Royalty Holder a written and enforceable assumption and acknowledgement of all of the terms and conditions herein detailed by the person to whom such interest is disposed.

ARTICLE 5
ABANDONMENT

If the Owner proposes to surrender or abandon the Tenement, then it will first give the Royalty Holder 30 Business Days notice of such intention and if the Royalty Holder:

(a)

gives notice to the Owner that it wishes to take an assignment or transfer of any of such Tenement, then the Owner will forthwith assign or transfer such Tenement to the Royalty Holder for $1 subject to the Royalty Holder obtaining the relevant consents or authorisations to acquire the Tenement; or

(b)	fails to give the owner a notice under Section 4.1(a) in respect to any such Tenement, then the Owner shall be free to surrender or abandon such Tenement.

ARTICLE 6
OBLIGATIONS OF ROYALTY HOLDER

The Royalty Holder shall:

(a)

keep strictly confidential all information it receives under or pursuant to this Royalty in accordance with Section 13.7 of the Option Agreement and to only use such information for the purposes of assessing the Royalty under this Agreement and not for any other purpose, including but not limited to information on the development, production and Sales of Products and the provision of forecasts and changes in resources or reserves;

(b)	not be entitled to rely on the accuracy of any forecasts or changes in resources or reserves provided by the Owner; and

(c)

not act in a way which interferes with or harms Mining Operations conducted on the Tenement or the business carried on by the Owner in respect of the Tenement, except in the event that the Owner is adjudged to have breached this Agreement and then only in the manner according to the judgment of the competent court or arbitrator.

ARTICLE 7
MISCELLANEOUS

7.1	No Partnership

The Royalty is not intended to, and will not be deemed to, create any partnership relation between the Royalty Holder and the Owner. Neither of the Royalty Holder or the Owner will, as a consequence of the Royalty, have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of the other.

7.2	Common Provisions

The provisions of Articles 13.7 and 13.17 (Governing Law, Dispute Resolution and Confidentiality) of the Option Agreement apply mutatis mutandis to this Agreement.

7.3	Information

7.3.1

An internationally reputable mining consultancy duly appointed by and acting on behalf of the Royalty Holder, consisting of no more than 3 of its representatives present at the same time, may at the risk and expense of the Royalty Holder and no more than once per calendar year upon reasonable notice and agreement in writing to the confidentiality provisions of the Agreement, access the Tenement for inspection under the supervision of the Owner and all data to which Royalty Owner has access hereunder or under the Agreement, provided that in exercising such right such representatives of the Royalty Holder will not interfere with Mining Operations and that Royalty Holder will indemnify and hold harmless Owner and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of Royalty Holder or its representatives in connection with Royalty Holder’s access right to the Tenement and the records of Owner under this paragraph, including, without limitation, bodily injuries or death or damage to property at any time resulting therefrom.

7.3.2	The Royalty Holder shall be entitled to receive the following information:

(a)

during development and production from the Tenement, annual, good faith production forecasts (which shall not be relied upon or construed as a binding commitment), changes in resource or reserve estimates, and production data;

(b)

upon written request and no more frequently than on a quarterly basis, copies of quarterly geological reports as a result of exploration and development activities on the Tenement (excluding financial, valuation and forecasting data); and

(c)	information on any events that the Owner reasonably considers to be materially affecting development and production from the Tenement.

SCHEDULE 4
AGREED ARTICLES OF ASSOCIATION AND
SIGNATURE AUTHORITY AMENDMENTS